As filed with the Securities and Exchange Commission on May 17, 2007

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
OPNEXT, INC.
(Name of Subject Company (Issuer))
OPNEXT, INC.
(Name of Filing Person (Issuer))
Offer to Exchange Stock Appreciation Rights
for Amended Stock Appreciation Rights
(Title of Class of Securities)
68375 V105
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Harry L. Bosco
Opnext, Inc.
Chief Executive Officer
1 Christopher Way
Eatontown, NJ 07724
(732) 544-3400
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of filing person)
Copies to:

J. Scott Hodgkins, Esq.	Justin J. O’Neill
Latham & Watkins LLP	Opnext, Inc.
633 West Fifth Street, Suite 4000	General Counsel and Senior Vice President
Los Angeles, CA 90071	1 Christopher Way
(213) 485-1234	Eatontown, NJ 07724
(732) 544-3400
CALCULATION OF FILING FEE

Transaction Valuation[1]:	Amount of Filing Fee[2]:
$8,977,223	$276

[1]	Calculated solely for purposes of determining the filing fee. This amount is based on (i) the approximate aggregate value of the SARs, calculated based on the 20-day moving average of the Common Stock as of May 15, 2007 and (ii) a 100% tender rate of SARs.

[2]	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $30.70 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
          This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Exchange Stock Appreciation Rights for Amended Stock Appreciation Rights, dated May 17, 2007, attached hereto as Exhibit (a)(1) (the “Offer to Exchange”), is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and address. The name of the issuer is Opnext, Inc., a Delaware corporation (the “Company,” “we” or “us”). The address of its principal executive office is 1 Christopher Way, Eatontown, NJ 07724. Opnext’s telephone number is (732) 544-3400.
     (b) Securities. This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the Company’s offer to exchange certain stock appreciation rights (“SARs”) held by individuals who are or have been non-U.S. employees of the Company for amended SARs (“Amended SARs”) in a number equal to the number of SARs exchanged by each such individual (as adjusted for the reverse split of our common stock, par value $0.01 per share (the “Common Stock”), effected as part of our Amended and Restated Certificate of Incorporation). The Amended SARs will be settled in a number of whole shares of Common Stock, rather than cash, upon the terms and subject to the conditions in the Offer to Exchange and the related Election Form attached hereto as Exhibit (a)(2) (the “Election Form” and, together with the Offer to Exchange, as they may be amended, modified or supplemented from time to time, the “Offer”). The Company will pay cash in lieu of any fractional shares otherwise issuable upon exercise of Amended SARs.
     All SARs were granted under the Opnext, Inc. Amended and Restated 2001 Long-Term Stock Incentive Plan (the “2001 Plan”). There are 663,505 SARs outstanding. All Amended SARs will be issued under the 2001 Plan. A maximum of 663,505 Amended SARs may be issued in the Offer.
     The information set forth in the Offer to Exchange under Section 1 (“Number of SARs and Amended SARs; Eligibility; Expiration Date”), Section 5 (“Acceptance of SARs and Effectiveness of Amended SARs”), and Section 8 (“Consideration; Terms of the Amended SARs”) is incorporated herein by reference.
     (c) Trading market and price. The SARs are not publicly traded. However, the terms of the Amended SARs will provide for payment in shares of our Common Stock. The information set forth in the Offer to Exchange under Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and address. The Company is the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material terms. The information set forth in the Offer to Exchange on the introductory cover pages, under “Summary Term Sheet,” Section 1 (“Number of SARs and Amended SARs; Eligibility; Expiration Date”), Section 3 (“Procedures for Electing to Exchange SARs for Amended SARs”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of SARs and Effectiveness of Amended SARs”), Section 6 (“Conditions to the Offer”), Section 8 (“Consideration; Terms of the Amended SARs”), Section 10 (“Legal Matters; Regulatory Approvals”), Section 11 (“Material U.S. Federal Income Tax Consequences”), Section 12 (“Non-U.S. Tax Consequences”), Section 13 (“Extension of the Offer; Termination; Amendment”), Section 14 (“Miscellaneous”) and Appendix C (“Non-U.S. Tax Summary”) is incorporated herein by reference.

     (b) Purchases. The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the SARs”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) Agreements involving the subject company’s securities. The information set forth in Exhibits 4.1 through 4.3, Exhibits 10.1 through 10.6 and in the descriptions under “Description of Capital Stock,” “Management” and “Shares Eligible for Future Sale” of the Company’s Registration Statement on Form S-1 (No. 333-138262) declared effective on February 14, 2007 is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes. The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.
     (b) Use of securities acquired. The information set forth in the Offer to Exchange under Section 5 (“Acceptance of SARs and Effectiveness of Amended SARs”) is incorporated herein by reference.
     (c) Plans. Not applicable.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of funds. The information set forth in the Offer to Exchange under Section 8 (“Consideration; Terms of the Amended SARs”) is incorporated herein by reference.
     (b) Conditions. The information set forth in the Offer to Exchange under Section 6 (“Conditions to the Offer”) is incorporated herein by reference.
     (d) Borrowed funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities ownership. The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the SARs”) is incorporated herein by reference.
     (b) Securities transactions. The information set forth in the Offer to Exchange under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving the SARs”) is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     Not applicable.
Item 10. Financial Statements.
     (a) Financial information. The information set forth on pages F-1 through F-50 of the Company’s Registration Statement on Form S-1 (No. 333-138262) declared effective on February 14, 2007 is incorporated herein by reference.
     (b) Pro forma information. Not applicable.
Item 11. Additional Information.
     (a) Agreement, regulatory requirements and legal proceedings. The information set forth in the Offer to Exchange under Section 10 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
     (b) Other material information. Not applicable.

Item 12. Exhibits.

(a)(1)	Offer to Exchange Stock Appreciation Rights for Amended Stock Appreciation Rights.

(a)(2)	Election Form.

(a)(3)	Withdrawal Form.

(a)(4)	Letter to Stock Appreciation Rights Holders Regarding the Offer to Exchange.

(a)(5)	Form of Amendment to Stock Appreciation Right Agreement.

(a)(6)*	Pages F-1 through F-50 of the Company’s Registration Statement on Form S-1 (No. 333-138262).

(b)	Not applicable.

(d)(1)*	Pine Photonics Communications, Inc. 2000 Stock Plan.

(d)(2)*	Registration Rights Agreement, entered into as of July 31, 2001, by and among Opnext, Inc., Clarity Partners, L.P., Clarity Opnext Holdings I, LLC, Clarity Opnext Holdings II, LLC, and Hitachi, Ltd.

(d)(3)*	Stockholders’ Agreement, dated as of July 31, 2001, between Opnext, Inc. and each of Hitachi, Ltd., Clarity Partners, L.P., Clarity Opnext Holdings I, LLC and Clarity Opnext Holdings II, LLC, as amended.

(d)(4)*	Pine Photonics Communications, Inc. 2000 Stock Plan.

(d)(5)*	Form of Pine Photonics Communications, Inc. 2000 Stock Plan: Stock Option Agreement.

(d)(6)*	Opnext, Inc. 2001 Long-Term Incentive Plan.

(d)(7)*	Form of Opnext, Inc. 2001 Long-Term Stock Incentive Plan, Nonqualified Stock Option Agreement.

(d)(8)*	Form of Opnext, Inc. 2001 Long-Term Stock Incentive Plan, Nonqualified Stock Option Agreement for Senior Executives.

(d)(9)*	Opnext, Inc. Nonqualified Stock Option Agreement dated as of November 1, 2004, between Opnext, Inc. and Harry L. Bosco (“Participant”).

(d)(10)*	Form of Opnext, Inc. 2001 Long-Term Stock Incentive Plan, Stock Appreciation Right Agreement.

(d)(11)*	Form of Hitachi, Ltd. and Clarity Management, L.P. Nonqualified Stock Option Agreement.

(d)(12)*	Opnext, Inc. Amended and Restated 2001 Long-Term Stock Incentive Plan.

(g)	Not applicable

*	Incorporated by reference in the Company’s Registration Statement on Form S-1 (No. 333-138262) declared effective on February 14, 2007.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPNEXT INC.

By:	/s/ Robert J. Nobile

Name:	Robert J. Nobile
Title:	Chief Financial Officer and Senior Vice President, Finance
Dated:	May 17, 2007

EXHIBIT INDEX

(a)(1)	Offer to Exchange Stock Appreciation Rights for Amended Stock Appreciation Rights.

(a)(2)	Election Form.

(a)(3)	Withdrawal Form.

(a)(4)	Letter to Stock Appreciation Rights Holders Regarding the Offer to Exchange.

(a)(5)	Form of Amendment to Stock Appreciation Right Agreement.

(a)(6)*	Pages F-1 through F-50 of the Company’s Registration Statement on Form S-1 (No. 333-138262).

(b)	Not applicable.

(d)(1)*	Pine Photonics Communications, Inc. 2000 Stock Plan.

(d)(2)*	Registration Rights Agreement, entered into as of July 31, 2001, by and among Opnext, Inc., Clarity Partners, L.P., Clarity Opnext Holdings I, LLC, Clarity Opnext Holdings II, LLC, and Hitachi, Ltd.

(d)(3)*	Stockholders’ Agreement, dated as of July 31, 2001, between Opnext, Inc. and each of Hitachi, Ltd., Clarity Partners, L.P., Clarity Opnext Holdings I, LLC and Clarity Opnext Holdings II, LLC, as amended.

(d)(4)*	Pine Photonics Communications, Inc. 2000 Stock Plan.

(d)(5)*	Form of Pine Photonics Communications, Inc. 2000 Stock Plan: Stock Option Agreement.

(d)(6)*	Opnext, Inc. 2001 Long-Term Incentive Plan.

(d)(7)*	Form of Opnext, Inc. 2001 Long-Term Stock Incentive Plan, Nonqualified Stock Option Agreement.

(d)(8)*	Form of Opnext, Inc. 2001 Long-Term Stock Incentive Plan, Nonqualified Stock Option Agreement for Senior Executives.

(d)(9)*	Opnext, Inc. Nonqualified Stock Option Agreement dated as of November 1, 2004, between Opnext, Inc. and Harry L. Bosco (“Participant”).

(d)(10)*	Form of Opnext, Inc. 2001 Long-Term Stock Incentive Plan, Stock Appreciation Right Agreement.

(d)(11)*	Form of Hitachi, Ltd. and Clarity Management, L.P. Nonqualified Stock Option Agreement.

(d)(12)*	Opnext, Inc. Amended and Restated 2001 Long-Term Stock Incentive Plan.

(g)	Not applicable

*	Incorporated by reference in the Company’s Registration Statement on Form S-1 (No. 333-138262) declared effective on February 14, 2007.